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Portfolio at April 30, 2004

Corporate Information

Investor Inquiries The Central Group (Alberta) Ltd.	Head Office

P.O. Box 7319 55 Broad Leaf Crescent Ancaster, Ontario Canada L9G 3N6	Hallmark Estates 805, 1323-15th Avenue S.W. Calgary, Alberta Canada T3C 0X8
Telephone: (905) 648-7878 Fax: (905) 648-4196	Telephone: (403) 228-5861 Fax: (403) 228-2222
Website: www.centralfund.com
E-mail: info@centralfund.com

Stock Exchange Listings

	Electronic Ticker Symbol	Newspaper Quote Symbol

AMEX:
Class A shares	CEF	CFCda
TSX:
Class A shares	CEF.A	CFund A

Net Asset Value Information

The net asset value per Class A share is available daily by calling Investor Inquiries.
The Thursday net asset value is published in financial newspapers in the United States and Canada.
In Canada the net asset value is also published daily in the Globe and Mail Report on Business Fund Asset Values table.

2nd QUARTER	INTERIM REPORT TO SHAREHOLDERS for the six months ended April 30, 2004

2nd QUARTER REPORT

                Central Fund is currently 97.3% invested in gold and silver bullion. At April 30, 2004 Central Fund's gold holdings were 518,330 fine oz. of physical bullion and 5,261 fine oz. of gold bullion certificates. Silver holdings were 25,928,142 oz. of physical bullion and 245,572 oz. of silver bullion certificates. The physical bullion is unencumbered and held in safekeeping in allocated, segregated and insured vault storage by a Canadian chartered bank. Central Fund continues to fulfil its mandate as "The Sound Monetary Fund".

On behalf of the Board of Directors:

                                                                                                             "J.C. STEFAN SPICER"
                                                                                                             J.C. Stefan Spicer, President

MANAGEMENT DISCUSSION & ANALYSIS

Results of Operations — Change in Net Assets

                Net assets increased by approximately $174,383,000 during the six months ended April 30, 2004. Of that amount, $71,451,000 was the result of the issuance of 15,050,000 Class A shares through a public offering on December 19, 2003 and $108,912,000 was the result of the issuance of 19,500,000 Class A shares through a public offering on April 8, 2004. In both public offerings, the shares were issued at a premium to net asset value that was non-dilutive and accretive to the net asset value per share of pre-existing Class A shareholders, after all related share issue costs.

The share capital now issued and outstanding is 79,296,320 fully-participating Class A shares listed on the American Stock Exchange and The Toronto Stock Exchange. Common shares remain at 40,000 issued and outstanding.

The $0.30, or 6.9% increase in net assets per Class A share, expressed in U.S. dollar terms, during the past six months was due primarily to the 0.6% increase in the price of gold and the 15.9% increase in the price of silver during the period. Net assets per Class A share, expressed in Canadian dollar terms, increased at a rate of 11.1%, being $0.64 per Class A share. This greater percentage increase was a result of the 3.9% increase in the U.S. dollar relative to the Canadian dollar. The components of the change in net asset value per Class A share in U.S. and Canadian dollars are summarized in the adjacent table.
Net Asset Value per Class A Share

	U.S.$ Terms	Cdn. $ Terms
October 31, 2003	$4.35	$5.74
Changes due to:
Gold price	.02	.03
Silver price	.30	.41
Weaker Cdn. $	.22	N/A
Other	(.02)	(.02)

Total changes	.30	.64

April 30, 2004	$4.65	$6.38

Results of Operations — Net Loss

                The net loss, being primarily the costs of stewardship for the six months ended April 30, 2004, was $1,121,408 compared to $718,705 in 2003. Since April 30, 2003, net assets have increased by approximately $195,828,000 or 113%. The Company has used the bulk of the proceeds of two non-dilutive Class A share issues over the past twelve months to purchase gold and silver bullion, primarily in bar form. Certain expenses, such as administration fees that are scaled, and taxes, vary in proportion to net asset levels, or, in the case of stock exchange fees (included in shareholder information), with the total market value of Class A shares. Safekeeping fees and bullion insurance costs increased as a result of the purchases of additional physical gold and silver bullion discussed above. Administrative fees remitted to The Central Group Alberta Limited for the six months increased to $484,508 from $313,106, such increase being fees at the rate of one-quarter of one percent per annum on the increased assets under administration.

                Despite an increase in overall expense levels, the operating expenses which exclude taxes, as a percentage of average net assets, declined to 0.28% for the six months ended April 30, 2004 compared to 0.35% for the same six-month period in 2003. The issuances of Class A shares during the past six months resulting in increased net asset levels have been instrumental in substantially reducing the ongoing operating expenses on a per share basis.

Liquidity and Capital Resources

                Central Fund's dollar liquidity objective is to hold cash reserves primarily for the payment of operating expenses, taxes and Class A share dividends. Should Central Fund not have sufficient currency to meet its cash requirements, a nominal portion of Central Fund's liquid monetary bullion holdings may be sold to fund tax and dividend payments, provide working capital and pay for redemptions of Class A shares, if any.

                For the six months ended April 30, 2004, Central Fund's cash reserves increased by $6,470,399 as amounts used to pay operating expenses, taxes and the Class A share dividend were more than offset by amounts retained in interest-bearing cash deposits for working capital purposes from the public offerings in December 2003 and April 2004. Management monitors Central Fund's cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Statements of Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	April 30 2004	October 31 2003

Net Assets:
Gold bullion at market, average cost $206,043,206 (2003: $111,164,364) (note 2)	$203,415,241	114,733,517
Silver bullion at market, average cost $181,213,466 (2003: $103,068,226) (note 2)	155,733,599	76,236,168
Marketable securities at market, average cost $89,430	57,193	70,998
Interest-bearing cash deposits	10,785,866	4,315,467
Prepaid insurance, interest receivable and other	27,682	62,545

	370,019,581	195,418,695
Accrued liabilities	(973,332)	(307,883)
Dividends payable	—	(447,463)

Net assets representing shareholders' equity	$369,046,249	194,663,349

Represented by:
Capital Stock (note 3):
79,296,320 (2003:44,746,320) Class A shares issued	$371,511,394	191,148,354
40,000 Common shares issued	19,458	19,458

	371,530,852	191,167,812
Contributed surplus (note 4)	25,655,466	26,776,874
Unrealized depreciation of investments	(28,140,069)	(23,281,337)

Total Shareholders' Equity	$369,046,249	194,663,349

Net Asset Value Per Share (expressed in U.S. dollars):
Class A shares	$4.65	4.35
Common shares	$1.65	1.35

Net Asset Value Per Share (expressed in Canadian dollars):
Class A shares	$6.38	5.74
Common shares	$2.26	1.78

Exchange rate: U.S. $1.00 = Cdn.	$1.3706	1.3197

Statements of Changes in Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	Six months ended April 30		Three months ended April 30
	2004	2003	2004	2003

Net assets at beginning of period	$194,663,349	132,447,600	$287,409,904	163,470,861

Add (deduct):
Unrealized appreciation (depreciation) of investments during the period	(4,858,732)	3,735,743	(26,653,548)	(13,244,550)
Net loss	(1,121,408)	(718,705)	(622,107)	(384,373)
Net issuance of Class A Shares	180,363,040	37,753,154	108,912,000	23,375,854

Increase in net assets during the period	174,382,900	40,770,192	81,636,345	9,746,931

Net assets at end of period	$369,046,249	173,217,792	$369,046,249	173,217,792

Statements of Loss
(expressed in U.S.dollars, unaudited)(note 1)

	Six months ended April 30		Three months ended April 30
	2004	2003	2004	2003

Income:
Interest	$22,240	23,542	$12,489	13,861
Dividends	281	115	184	60

	22,521	23,657	12,673	13,921

Expenses:
Administration fees	484,508	313,106	270,943	165,711
Shareholder Information	126,962	71,597	72,563	40,651
Safekeeping, insurance and bank charges	100,159	69,454	56,296	37,450
Professional fees	29,543	37,440	19,977	19,446
Registrar and transfer agents' fees	28,220	24,334	21,550	17,575
Directors' fees and expenses	26,269	25,518	10,942	11,982
Miscellaneous	971	789	625	449
Foreign currency exchange loss	14,786	12,530	6,785	5,703

	811,418	554,768	459,681	298,967

Loss from operations before income taxes	(788,897)	(531,111)	(447,008)	(285,046)
Income taxes	(332,511)	(187,594)	(175,099)	(99,327)

Net loss (note 5)	$(1,121,408)	(718,705)	$(622,107)	(384,373)

Net loss per share:
Class A shares	$(.02)	(.02)	$(.01)	(.01)
Common shares	$(.02)	(.02)	$(.01)	(.01)

Notes:

1.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2003 audited annual financial statements. These unaudited interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

2.
Details of gold and silver bullion holdings at April 30, 2004, are as follows:

Holdings	Gold		Silver
100 & 400 fine oz bars	518,330	1000 oz bars	25,928,142
Certificates	5,261	Certificates	245,572

Total fine ounces	523,591	Total ounces	26,173,714

Market Value:	Per Fine Ounce	Per Ounce
October 31, 2003	U.S. $386.25	U.S. $5.1350
April 30, 2004	U.S. $388.50	U.S. $5.9500

3.
On December 19, 2003, the Company, through a public offering, issued 15,050,000 Class A shares for proceeds of $71,951,040 net of underwriting fees of $2,997,960. Costs relating to this public offering were approximately $500,000 and net proceeds were approximately $71,451,040.

  The Company used the net proceeds from this public offering to purchase 98,386 fine ounces of gold at a cost of $40,328,690 and 4,919,333 ounces of silver at a cost of $28,015,600, in physical bar form. The balance of the net proceeds of approximately $3,106,750 was retained by the Company in interest bearing cash deposits for working capital purposes.

  On April 8, 2004, the Company, through a public offering, issued 19,500,000 Class A shares for proceeds of $109,512,000 net of underwriting fees of $4,563,000. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $108,912,000.

  The Company used the net proceeds from this public offering to purchase 128,160 fine ounces of gold at a cost of $54,550,152 and 6,408,000 ounces of silver at a cost of $50,129,640, in physical bar form. The balance of the net proceeds of approximately $4,232,208 was retained by the Company in interest-bearing cash deposits for working capital purposes.

4.
Contributed surplus is used to eliminate any deficit that may arise from losses and for the payment of the Class A shares' stated dividend. Accordingly, $1,121,408 (2003, $718,705) has been transferred from contributed surplus on April 30, 2004 and 2003 representing the net loss for the six months then ended. This change does not affect the net asset value of the Company.

5.
Under Canadian generally accepted accounting principles, the Company records the unrealized appreciation (depreciation) of its investments as a component of shareholders' equity. Under accounting principles generally accepted for investment companies in the United States, these amounts are reflected in the statements of income or loss. Under United States principles, net income (loss) for the six months ending April 30, 2004 would be ($5,980,149); (2003, $3,017,038). The net assets of the Company are identical under both Canadian and United States generally accepted accounting principles.

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